Exhibit 99.a(20)



                  New York -- April 29, 1997 -- WHX Corporation (NYSE: WHX) announced today that Federal District Court Judge Gerard Goettel has issued an order which preliminarily enjoins the tender offer for up to 649,000 shares (approximately 17%) of Dynamics Corporation of America until twenty calendar days after certain corrective disclosures are made. The tender offer is currently scheduled to expire at midnight tonight.

                  WHX is currently reviewing the court's order and will announce its response in the near future. At the present time, approximately one million shares of Dynamics Corp. stock were tendered to the depository.